SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12B-25

                        Commission File Number 333-41545
                                               ----------

                           NOTIFICATION OF LATE FILING

(Check One): |X|  Form 10-K    |_| Form 11-K    |_| Form 20-F     |_| Form 10-Q
|_| Form N-SAR
      For Period Ended:
|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
      For the Transition Period Ended:

      READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant    Maxxis Group, Inc.
                        ---------------------
Former name if applicable

Address of principal executive office (STREET AND NUMBER) 1901 Montreal Road, Suite 108 City, state and zip code Tucker, Georgia 30084

                                     PART II

                             RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The company is in the process of upgrading its accounting software. Consequently, the company has been unable to properly complete certain accounting matters and provide data requested by the company's independent accountants within the prescribed time period. This information could not have been obtained without unreasonable effort or expense to the company. The company will file its Annual Report on Form 10-K for the year ended June 30, 2000 within 15 days from September 30, 2000.

                                     PART IV

                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

             DeChane Cameron      (770)              696-6343
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              (Name)           (Area Code)      (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          |X| Yes   |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          |X| Yes   |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      (See Attachment)

                               Maxxis Group, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:   September 29, 2000                 By: /s/ DeChane Cameron
     -------------------------------            --------------------------------
                                                   DeChane Cameron
                                                   Chief Financial Officer

Attachment to #3

          We are filing our current Annual Report after September 30, 2000 because we have not completed our audit for the year 2000 with our accountants. Therefore, the financial figures for 2000 stated below are only estimates.

          We achieved a net profit of approximately $1.1 million, or $0.68 per share, for the year ended June 30, 2000. This compares favorably with our net loss of $1,536,000, or $0.96 per share, for the year ended June 30, 1999.

          Our total revenues for the year ended June 30, 2000 were approximately $29 million, an increase of nearly $17 million over our total revenues for the year ended June 30, 1999, which were $12,343,000. The predominant reason for this revenue increase was the increase in revenue from sales of nutritional products, which increased from $1,370,000 for the year ended June 30, 1999 to approximately $17 million for the year ended June 30, 2000. We believe the primary cause for increased revenue from sales of nutritional products was the increasing size and maturity of our network of independent associates, which comprises our exclusive marketing system. For the year ended June 30, 2000, revenues from sales of our other categories, telecommunications services and marketing services, were, in the aggregate, on a par with those for the year ended June 30, 1999.

          The increase in our overall revenues were largely offset by increases in our cost of services and our operating expenses. For the year ended June 30, 2000, our cost of services was approximately $9.2 million, an increase of approximately $5.4 million over such costs for the year ended June 30, 1999, which were $3,802,000. For the year ended June 30, 2000, our operating expenses were approximately $18.2 million, an increase of approximately $8.5 million over such expenses for the year ended June 30, 1999, which were $9,749,000. These cost increases are primarily attributable to increased commission payments to our independent associates and increases in our cost of services due to our increase in sales volume. We also incurred approximately $2.8 million in additional expenses associated with the first full year of operation of our telephone switch, which we lease to provide long distance services.